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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Access National Corporation
(Name of Issuer)
Common Stock, par value $.835
(Title of Class of Securities)
004337 10 1
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	004337 10 1

1	NAMES OF REPORTING PERSONS Michael J. Rebibo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		254,122

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		368,386

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		254,122

WITH:	8	SHARED DISPOSITIVE POWER

		368,386

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	622,508

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.09%

12	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13G
Item 1(a) Name of Issuer.
Access National Corporation
Item 1(b) Address of Issuer’s Principal Executive Offices.
1800 Robert Fulton Dr.
Suite 300
Reston, VA 20191
Item 2(a) Name of Person Filing.
Michael J. Rebibo
Item 2(b) Address of Principal Business Office.
3107 Wheatland Farms Ct.
Oakton, VA 22124
Item 2(c) Place of Organization.
Item 2(d) Title of Class of Securities.
Common stock, par value $.835
Item 2(e) CUSIP Number.
004337 10 1

Item 3 Reporting Person.
Item 4 Ownership.
Item 5 Ownership of Five Percent or Less of a Class.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Item 8 Identification and Classification of Members of the Group.
Item 9 Notice of Dissolution of Group.
Item 10 Certification.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	By:

By:
Name:
Title: